SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMP Productions, Ltd.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

032002 20 6

(CUSIP Number)

James Shafer
The Crone Law Group
101 Montgomery Street Suite 2650
San Francisco, CA  94104
415-955-8900

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 032002 20 6

1) Name of Reporting Person:

Jing Wang

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

People’s Republic of China

	(7)	Sole Voting Power
		9,269,423
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		567,070
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		9,269,423

	(10)	Shared Dispositive Power
		567,070

11) Aggregate Amount Beneficially Owned by Each Reporting Person

9,836,493

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13) Percent of Class Represented by Amount in Row 11

30.3% (1)

14) Type of Reporting Person
IN

(1) Based on 32,503,652 shares of common stock issued and outstanding as of the date of this report.

(Page 2 of 5 Pages)

Item 1.       Security and Issuer

This Schedule 13D relates to the common stock, par value $.0001 (the “Common Stock”), of AMP Productions Ltd., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building, Futian District, Shenzhen, China 518028.

Item 2.       Identity & Background

(a)	The person filing this Statement is Ms. Jing Wang, a natural person (the “Reporting Person”).

(b)	The business address of Ms. Wang is Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building, Futian District, Shenzhen, China 518028.

(c)	The principal occupation of Ms. Wang is serving as Chief Executive Officer and President of the Company. The principal business of the Company is providing 3D digital visual services.

(d)	During the past five years, Ms. Wang has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Ms. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Wang is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received the securities covered by this statement pursuant to that certain Share Purchase and Exchange Agreement, dated March 31, 2011, by and between the Company, China Digital Image Organization Co., Limited (“China Digital”), the shareholders of China Digital and Thomas Mills (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all the issued and outstanding shares of China Digital were exchanged for 31,528,651 shares of common stock. The Reporting Person received 9,647,768 shares of common stock in the exchange.

Pursuant to the Share Exchange Agreement, Thomas Mills sold 567,070 shares of the Company’s common stock to Truth Giver Group Limited, a BVI company, for an aggregate payment of $300,000.  The Reporting Person owns 49% of Truth Giver Group Limited. The $300,000 purchase price was loaned to Truth Giver Group Limited by Hua Zeng, an affiliate of the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Company’s common stock pursuant to the Share Exchange Agreement as described in Item 3 above.

Depending on market conditions and other factors, Ms. Wang may acquire additional securities of the Company as Ms. Wang deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise.  Ms. Wang also reserves the right to dispose of some or all of her shares in the open market, in privately negotiated transactions to third parties or otherwise.

(Page 3 of 5 Pages)

Upon the closing of the Share Exchange Agreement, Thomas Mills, the Company’s former CEO, President, CFO, Secretary, Treasurer and a director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective upon the closing and from his position as the Company’s director that will become effective on the tenth day following the mailing by the Company of an information statement, or the Information Statement, to the Company’s stockholders that complies with the requirements of Section 14f-1 of the Exchange Act. In addition, the Company’s board of directors on March 31, 2011, increased the size of the Company’s board of directors to three directors and appointed Hua Zeng (Chairman of the Board), Jing Wang and Yongqing Ma to fill the vacancies created by such resignations and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignations of Thomas E. Mills as a director on the tenth day following the mailing by us of the Information Statement to our stockholders.

Item 5.	Interest in Securities of the Company.

(a)
The aggregate number and percentage of shares of common stock of the Company beneficially owned by the Reporting Person is 9,836,493 shares, or 30.3% of the outstanding common stock of the Company, based on 32,503,652 shares of common stock outstanding as of the date of this report.

(b)
Ms. Wang has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 9,269,423 shares of common stock of the Company.  Ms. Wang has shared power to vote or direct the vote, and to dispose or direct the disposition of, 567,070 shares of the common stock of the Company. Such power is shared with Mr. Hua Zeng.  The business address of Mr. Zeng is Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building, Futian District, Shenzhen, China 518028.  The principal occupation of Mr. Zeng is serving as Chairman of the Board of the Company. The principal business of the Company is providing 3D digital visual services.  During the past five years, Mr. Zeng has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, Mr. Zeng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Zeng is a citizen of the People’s Republic of China.

(c)	Other than as described in Items 3 and 4 above, the Reporting Person has not been involved in any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Ms. Wang, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,836,493 shares of common stock of the Company.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.       Materials to be Filed as Exhibits.

Exhibit 1
Share Purchase and Exchange Agreement, dated as of March 31, 2011, among AMP Productions, Ltd., China Digital Image Organization Co., Limited, the shareholders of China Digital and Thomas Mills (attached as an exhibit to the Company’s current report on Form 8-K filed on April 5, 2011).

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2011

/s/ Jing Wang
Jing Wang

(Page 5 of 5 Pages)